06003714

AB 2/28/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC MAIL RECEIVED PROCESSING
FEB 2 4 2006
WASH, D.C. 209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Foreside Fund Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Portland Square
(No. and Street)

Portland (City) ME (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Carl A. Bright (207) 553-7114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berry, Dunn, McNeil & Parker
(Name – *if individual, state last, first, middle name*)

100 Middle Street (Address) Portland (City) ME (State) 04104 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/12/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl A. Bright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Foreside Fund Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ruth E. Adams
NOTARY PUBLIC
State of Maine
My Commission Expires 04/17/2012

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE FUND SERVICES, LLC

(S.E.C. I.D. No. 8-51293)

FINANCIAL STATEMENTS

and

SUPPLEMENTAL SCHEDULE

December 31, 2005

With Independent Auditors' Report

Filed Pursuant to Rule 17a-5(e)(3) as a Public Document

BERRY.DUNN.MCNEIL & PARKER

BDMP

CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of Foreside Fund Services, LLC
Portland, Maine

We have audited the accompanying statement of financial condition of Foreside Fund Services, LLC (the "Company") as of December 31, 2005, and the related statements of income and membership interest, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Foreside Fund Services, LLC at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 15, 2006

FORESIDE FUND SERVICES, LLC

Statement of Financial Condition

December 31, 2005

ASSETS

Cash and cash equivalents	$ 66,498
Accounts receivable	570,167
Furniture and equipment, net	129,066
Goodwill	566,825
Other assets	88,270
Total assets	$ 1,420,826

LIABILITIES AND MEMBERSHIP INTEREST

Liabilities	
Accounts payable and accrued expenses	$ 271,133
Membership interest	1,149,693
Total liabilities and membership interest	$ 1,420,826

The accompanying notes are an integral part of these financial statements.

FORESIDE FUND SERVICES, LLC

Statement of Income and Membership Interest

Year Ended December 31, 2005

Revenues	
Management and administration fees	$ 545,066
Distribution fees	15,733,975
Interest	2,508
Total revenues	16,281,549
Expenses	
Compensation and benefits	1,183,414
Professional services	212,436
Commissions	14,179,847
Regulatory and compliance	36,448
Other	398,641
Total expenses	16,010,786
Net income	270,763
Membership interest, beginning of year	488,930
Capital contributions	450,000
Distributions to members	(60,000)
Membership interest, end of year	$ 1,149,693

The accompanying notes are an integral part of these financial statements.

FORESIDE FUND SERVICES, LLC

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 270,763
Adjustments to reconcile net income to net cash used by operating activities	
Depreciation expense	30,671
Increase in accounts receivable	(103,521)
Increase in other assets	(604,328)
Increase in accounts payable and accrued expenses	54,352
Increase in payables to related party	(1,800)
Net cash used by operating activities	(353,863)
Cash flows from investing activities	
Purchase of equipment	(125,761)
Net cash used by investing activities	(125,761)
Cash flows from financing activities	
Distributions to members	(60,000)
Contributions from members	450,000
Net cash provided by financing activities	390,000
Net decrease in cash and cash equivalents	(89,624)
Cash and cash equivalents, beginning of year	156,122
Cash and cash equivalents, end of year	$ 66,498

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Organization

Foreside Fund Services, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (the "NASD"), the Company's primary regulator. Effective January 1, 2005 the Company was sold to a management group comprised of Mr. Carl A. Bright and Mr. Richard J. Berthy.

On March 1, 2005, Forum Fund Services, LLC changed its name to Foreside Fund Services, LLC. The Company believes the name both illustrates the geographic area in which it thrives and the nature of the services it renders.

On May 19, 2005, the owners of Foreside Fund Services, LLC, Mr. Carl A. Bright and Mr. Richard J. Berthy, through their single-member LLCs (Foreside Solutions, LLC and RJB, LLC, respectfully) entered into a sales agreement of 24% of the companies stock to Mr. Simon D. Collier, through his single member LLC (SDC Foreside, LLC). This transaction was noted as a change of ownership, but not as a change of control. At this time, the owners retained 38%, 38% and 24% of the Companies stock, respectfully.

Revenue and Expense Recognition

The Company is engaged in the business of distribution and compliance of mutual funds. The Company receives fees for the performance of such services, which are recorded in accordance with the terms of the contractual agreements. These contractual agreements are based either on a fixed base fee or a percentage of the mutual funds' net assets, or some variation thereof.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is considered a disregarded entity for federal income tax purposes. Any income or loss generated is passed through to the members.

Cash and Cash Equivalents

The Company considers all liquid investments of three months or less to maturity to be cash equivalents.

Accounts Receivable

Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to current earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. There were no accounts requiring a valuation allowance at December 31, 2005.

Goodwill

Goodwill recorded through the purchase of the Company by the owners, Mr. Carl A. Bright and Mr. Richard J. Berthy, through their single-member LLCs, is subject to the non-amortization provisions of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". Goodwill is reviewed for impairment as required by SFAS No. 142.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over their estimated useful lives.

2. Related-Party Transactions

The Company participates in a variety of financial and administrative transactions with affiliates.

3. Furniture and Equipment

The major classes of furniture and equipment and accumulated depreciation at December 31, 2005 are as follows:

Equipment	$ 94,877
Furniture and fixtures	52,222
Computer and software	15,451
Less accumulated depreciation	(33,484)
	$ 129,066

4. **Net Capital Requirement**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rules of the NASD also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2005, the Company's net capital was $270,158, which was $245,158 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 1 to 1.

5. **Exemption From Rule 15c3-3**

As of December 31, 2005, the Company was exempt from the reserve requirements of Rule 15c3-3 of the Securities and Exchange Commission under the provisions of Subparagraph (k)(1) thereof.

FORESIDE FUND SERVICES, LLC

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2005

Net capital - membership interest	$ 1,149,693
Deductions - nonallowable assets	(879,113)
Haircut on investments and money market fund	(422)
Net capital	$ 270,158
Aggregate indebtedness	$ 271,134
Computation of net capital requirement - Minimum net capital required (the greater of $25,000 or 6-2/3% of aggregate indebtedness)	$ 25,000
Excess net capital	$ 245,158
Ratio of aggregate indebtedness to net capital	1 to 1

Note: There are no material differences between the Company's December 31, 2005 unaudited FOCUS Report as filed and the audited FOCUS Report (as amended).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of Foreside Fund Services, LLC
Portland, Maine

In planning and performing our audit of the financial statements and supplemental schedule of Foreside Fund Services, LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 3, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Member of Foreside Fund Services, LLC
Portland, Maine

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their changes and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that specific error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berry, Dunn, McNeil & Parker

Portland, Maine
February 15, 2006